MASTERWORKS

⏳ Available Now ⏳ | Kenny Scharf (18.5% | △0.80 | $702K)


DEBUT PRIMARY MARKET OFFERING
Kenny Scharf
Evolution Revolution IV is a large-scale painting and is a part of 5 piece series created by Kenny Scharf this past April for a special New York City gallery exhibition.


0.23
All Art
0.56
S&P 500
0.80
Scharf's Market

Sharpe Ratio[1]


+18.5%

Price Appreciation of Similar Works[2]


$1.0M
$0.8M
$0.5M
$0.3M
2010
2012
2014
2016
2018
2020
2023

INVEST NOW

Scharf Creating This Special Work



INVEST NOW

Initial Price Offering is $702,000

More information on the Offering Circular can be found at sec.gov

1. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Kenny Scharf has a risk-adjusted appreciation of 0.80. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest

purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the / Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Kenny Scharf with the following criteria: works on canvas, measuring over 50 by 100 inches. The set includes sales since 2010. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.5% CAGR implied from selected sales occurring from January 1, 2010 to May 19, 2022.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.